Exhibit 12
COMMERCIAL METALS COMPANY AND SUBSIDIARIES CONSOLIDATED
RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands, except ratios)

	2010	2009	2008	2007	2006
EARNINGS (LOSS):*
EARNINGS (LOSS) BEFORE INCOME TAXES	$(264,368)	$33,925	$337,311	$536,056	$554,493
INTEREST EXPENSE	75,508	77,562	59,488	37,257	29,569
INTEREST IMPUTED ON RENT	16,311	22,780	21,217	12,082	8,293
AMORTIZATION OF CAPITALIZED INTEREST	1,838	899	728	655	1,224

TOTAL EARNINGS (LOSS)	(170,711)	135,166	418,744	586,050	593,579
FIXED CHARGES:*
INTEREST EXPENSE	75,508	77,562	59,488	37,257	29,569
INTEREST CAPITALIZED	4,538	12,638	6,877	3,198	2,256
INTEREST IMPUTED ON RENT	16,311	22,780	21,217	12,082	8,293

TOTAL FIXED CHARGES	96,357	112,980	87,582	52,537	40,118
RATIO OF EARNINGS TO FIXED CHARGES	**	1.20	4.78	11.16	14.80

*	Earnings (loss) and fixed charges include a division classified as discontinued operations.

**	Earnings for the year ended August 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $267,068.